Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

C21 Investments Inc. (the “Company” or “C21 Investments”)
Suite 820, 1075 West Georgia Street
Vancouver, British Columbia
Canada V6E 3N9

Item 2.	Date of Material Change

July 8, 2019.

Item 3.	News Release

News Release dated July 8, 2019 was disseminated through CNW Group.

Item 4.	Summary of Material Change

The Company reached an agreement to restructure payments under a US$30 million promissory note, with interest at 10%, issued on January 15, 2019 (“Note”) to Mr. Sonny Newman in connection with the Company’s purchase of Silver State Relief LLC and Silver State Cultivation LLC.

Item 5.1	Full Description of Material Change

The Company reached an agreement to restructure payments under a US$30 million promissory note, with interest at 10%, issued on January 15, 2019 (“Note”) to Mr. Sonny Newman in connection with the Company’s purchase of Silver State Relief LLC and Silver State Cultivation LLC.

The Note, issued to Mr. Newman as part of the Silver State purchase terms, is secured against the Silver State companies and their assets and had an outstanding principal balance of US$27 million on June 30, 2019. Mr. Newman has agreed in lieu of the principal instalment of US$6.0 million due July 1 to accept such amount in an instalment of US$2 million plus interest, which has been paid, and further monthly instalments of $800,000 per month plus interest commencing on August 1, 2019 and continuing for the next ensuing four months when the monthly instalments increase to US$2 million.

As a term of such restructuring, C21 Investments and the vendors of Swell Companies (“Swell”) and Phantom Farms/SDP Development Group LLC (“Phantom”) have reached an agreement in principle to accelerate the staggered payments under their purchase agreements. Under the terms of such agreement in principle, the vendors of Swell and Phantom would be issued a total of 16,215,416 shares of C21 Investments at C$1.05 per share in settlement of the US$13.01 million payable to them as payment for the real property owned by Phantom and all other long term obligations owing to such vendors.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Michael Kidd, Chief Financial Officer
Telephone: (604) 336-8613

Item 9.	Date of Report

July 25, 2019